July 1, 2025

VIA EDGAR TRANSMISSION

Jaea Hahn

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

(202) 551-6870

Re:	Catalyst/Perini Strategic Income Fund, File Nos. 333-276546 and 811-23928

Dear Ms. Hahn:

On June 5, 2025, Catalyst/Perini Strategic Income Fund (the “Fund” or the “Registrant”) filed a preliminary proxy statement pursuant to Schedule 14(a) of the Securities Exchange Act of 1934 (the "Proxy Statement"). On June 17, 2025, you provided comments to the Proxy Statement by phone. Set forth below are your comments followed by the responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics.

Comment 1: Please clarify what the “certain investment limitations” are as used in the “Questions and Answers” section.

Response: The Registrant has revised the first sentence of the response to the first question under the “Questions and Answers” heading as follows.

This is a Proxy Statement that provides you with information relating to a proposed change in the Fund’s fundamental policy regarding certain investment limitations on the Fund’s ability to purchase or sell real estate acquired as a result of ownership of securities or other instruments, as discussed further in Proposal 1.

Comment 2: Please clarify the consequences if the Fund’s shareholders do not approve the proposed fundamental policy change.

Response: The Registrant added the following sentence to its response to the third question under the “Questions and Answers” heading.

If the Fund’s shareholders do not approve the proposed fundamental policy change, the Adviser and Sub-Adviser will not be able to take advantage of investments in the future

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that may result in acquiring real estate as result of ownership or other instruments, including, but not limited to, through the default of real estate securities held by the Fund.

Comment 3: Under the “Proposal 1” heading, please clarify that the greater flexibility to invest will be exercised in the future and the Fund’s investment objectives and strategies are not changing in connection with the proposed fundamental policy change at this time.

Response: The Registrant amended the second sentence and added a new third sentence in the first paragraph under the “Proposal 1” headings as follows.

The Adviser and Sub-Adviser believe that there would be greater flexibility in the future in pursuing any new investment strategies for the Fund if the Fund is permitted to acquire real estate as a result of ownership of securities or other instruments, including, but not limited to, through the default of real estate securities held by the Fund or commodities or commodity contracts. The Fund’s investment objective and investment strategies are not changing in connection with this proposed fundamental policy change at this time.

Comment 4: Under the “Proposal 1” heading, please provide a side-by-side comparison of any changes to the fundamental policy.

Response: The Registrant replaced paragraphs two and three under the “Proposal 1” heading with the following.

Current Fundamental Policy	Proposed New Fundamental Policy
The Fund may not purchase or sell real estate or interests in real estate. This limitation is not applicable to investments in marketable securities that are secured by or represent interests in real estate. This limitation does not preclude the Fund from investing in securities that are secured by or represent interests in real estate (e.g., mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).	The Fund may not purchase or sell real estate unless acquired as a result of ownership of securities or other instruments, including, but not limited to, through the default of real estate securities held by the Fund (but this restriction shall not prevent the Fund from investing in securities of companies engaged in the real estate business or securities or other instruments backed by real estate or mortgages), or commodities or commodity contracts.

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If you have any questions, please contact the undersigned at 614-469-3215 or zeynep.kart@thompsonhine.com.

Best regards,

/s/ Zeynep Kart

Zeynep Kart

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